                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Electronic Designs, Inc.
                                ----------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   22942D 10 6
                                   -----------
                                 (CUSIP Number)

                              Joseph G. Warren, Jr.
                        Vice President Finance, Secretary
                          Bowmar Instrument Corporation
                            3601 E. University Drive
                             Phoenix, Arizona 85034
                                  602/437-1520
        -----------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 9, 1998
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22942D 10 6                                          Page 2 of 4 Pages

================================================================================
1               NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                Bowmar Instrument Corporation
                35-0905052

--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                (See Instructions)                                      (b) [ ]

--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                                         7             SOLE VOTING POWER
NUMBER OF SHARES
                                       -----------------------------------------
BENEFICIALLY                             8             SHARED VOTING POWER

OWNED BY EACH                          -----------------------------------------
                                         9             SOLE DISPOSITIVE POWER
REPORTING                              -----------------------------------------

PERSON WITH                             10             SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)   [ ]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (See Instructions)

================================================================================

CUSIP NO. 22942D 10 6                                          Page 3 of 4 Pages

                                       13D
                                 AMENDMENT NO. 1

           Bowmar Instrument Corporation ("Bowmar") hereby amends and supplements the statement on Schedule 13D originally filed by Bowmar on May 13, 1998 (the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share ("EDI Common Stock") of Electronic Designs, Inc., a Delaware corporation ("EDI"). Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

        Item 4 is hereby amended and supplemented as follows:

On June 9, 1998, Bowmar and Technology Funding Partners III, L.P. executed an Amended and Restated Voting Agreement (the "Amended Voting Agreement") to revise the Irrevocable Proxy to delete provisions which were deemed inconsistent with a pooling of interests accounting treatment for the Merger.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is hereby amended and restated as follows:

Pursuant to the Amended Voting Agreement and concurrently with the execution of the Amended Voting Agreement, Technology Funding granted an Irrevocable Proxy to Bowmar to vote the Shares and any New Shares (as defined in the Amended Voting Agreement), at every meeting of the stockholders of EDI called with respect to any of the following matters, and at every adjournment thereof, and on every action or approval by written consent of EDI's stockholders with respect to any of the following matters: (i) in favor of approval of the Merger Agreement and the Merger and any matter necessary for consummation of the Merger; and (ii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing or, at the request of Bowmar, to permit Bowmar to vote such Shares and New Shares directly.

Pursuant to the Amended Voting Agreement, Technology Funding may not transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Shares.

The Amended Voting Agreement and the Irrevocable Proxy terminate on the earlier of (i) the Effective Time (as defined in the Merger Agreement), or (ii) the termination of the Merger Agreement pursuant to Article VII thereof.

The description set forth above of the terms of the Amended Voting Agreement and the Irrevocable Proxy does not purport to be a complete statement of the parties' rights and obligations, and is qualified in its entirety by reference to the Amended Voting Agreement, which is set forth as Exhibit 4 to this Amendment No. 1 to the Schedule 13D. Reference is made to such agreement for a complete description of the terms and provisions thereof and the agreement of the parties thereunder. All capitalized terms not defined herein shall have the meaning prescribed in the Amended Voting Agreement.

CUSIP NO. 22942D 10 6                                          Page 4 of 4 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended and supplemented by the addition of the following:

4. Amended and Restated Voting Agreement, dated as of June 9, 1998, by and between Bowmar Instrument Corporation, an Indiana corporation, and Technology Funding Partners III, L.P., in its capacity as a stockholder of Electronic Designs, Inc. (incorporated herein by reference to Exhibit 9.1 to the Issuer's Registration Statement on Form S-4, Registration No. 333-56565, filed June 11, 1998).

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 16, 1998
--------------------------------------------------
Date

BOWMAR INSTRUMENT CORPORATION



By:  /s/ Joseph G. Warren, Jr.
     ---------------------------------------------
     Name:    Joseph G. Warren, Jr.
     Title:   Vice President Finance, Secretary